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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3 )(1)



                                  Saucony, Inc.
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                                (Name of Issuer)

               Class A Common Stock, $.33 1/3 par value per share
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                         (Title of Class of Securities)

                                    448632109
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                                 (CUSIP Number)

          Charles A. Gottesman and Merrill F. Gottesman, Saucony, Inc.
              13 Centennial Drive, Peabody, MA 01960 (978) 532-9000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 26, 1999
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             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 3 Pages)

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        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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  CUSIP No. 448632109                13D/A              Page 2 of 3 Pages
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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Charles A. Gottesman and Merrill F. Gottesman
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                   (b)  [   ]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*

         OO (gift of securities)
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [   ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
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                       7.       SOLE VOTING POWER

                                315,014
      NUMBER OF        ---------------------------------------------------------
        SHARES         8.       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 285,276
         EACH          ---------------------------------------------------------
      REPORTING        9.       SOLE DISPOSITIVE POWER
        PERSON
         WITH                   315,014
                       ---------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER

                                285,276
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         600,290
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [ X ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.2%
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14.      TYPE OF REPORTING PERSON*

         IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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  CUSIP No. 448632109                13D/A              Page 3 of 3 Pages
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        This Schedule 13D/A amends the Schedule 13D (the "Original Statement")
filed by Charles A. Gottesman on April 30, 1993, as amended by the Schedule 13D/A filed by Charles A. Gottesman and Merrill F. Gottesman on February 15, 1996, as further amended by the Schedule 13D/A filed by Charles A. Gottesman and Merrill F. Gottesman on February 26, 1996. Except as set forth below, there are no changes to the information set forth in the Original Statement, as amended.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 is amended by replacing the first paragraph thereof with the following paragraph:

        On February 26, 1999, Phyllis H. Fisher made a bona fide gift of 382,472 shares (the "Shares") of Class A Common Stock, $0.33-1/3 par value per share ("Common Stock"), of Saucony, Inc. to PooRoo LLC, a Delaware limited liability company the managing member of which is PooRoo, Inc., a Massachusetts S corporation. Merrill F. Gottesman is Treasurer, Clerk and Director of PooRoo, Inc., and has a 50% membership interest in PooRoo LLC. None of PooRoo LLC, PooRoo, Inc., Charles A. Gottesman or Merrill F. Gottesman paid any consideration for the Shares. Merrill F. Gottesman is the daughter of Phyllis H. Fisher. Charles A. Gottesman and Merrill F. Gottesman are married.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

        Item 5 is amended by replacing the first paragraph thereof with the following paragraph:

        Charles A. Gottesman is the direct owner of 97,481 shares for which he exercises sole investment and voting power. Merrill F. Gottesman is the direct owner of 217,533 shares for which she exercises sole investment and voting power. Of the remaining 285,276 shares, 191,236 shares are held by PooRoo LLC of which each of Mrs. Gottesman and her brother, John H. Fisher, has a 50% membership interest and shares investment and voting power; 83,410 shares are held in trust for the benefit of Mrs. Gottesman for which Mrs. Gottesman and John H. Fisher are trustees and share investment and voting power; 2,666 shares are held by Mr. and Mrs. Gottesman's daughters for which Mr. and Mrs. Gottesman exercise shared investment and voting power; and 7,964 shares are held in trust for the benefit of Mr. and Mrs. Gottesman's daughters for which Merrill F. Gottesman is the trustee and exercises sole investment and voting power. The number of shares beneficially owned by Mr. and Mrs. Gottesman does not include
(i) 191,236 shares held by PooRoo LLC of which each of Mrs. Gottesman and John
H. Fisher has a 50% membership interest and shares investment and voting power and as to which Mrs. Gottesman disclaims beneficial ownership, and (ii) 83,410 shares held in trust for the benefit of John H. Fisher for which Mrs. Gottesman and John H. Fisher are trustees and share investment and voting power and as to which Mrs. Gottesman disclaims beneficial ownership.

                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



March 2, 1999                         /s/ Charles A. Gottesman
                                     ---------------------------------------
                                     Charles A. Gottesman


March 2, 1999                         /s/ Merrill F. Gottesman
                                     ----------------------------------------
                                     Merrill F. Gottesman